Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-240254) on Form S-8 of Vasta Platform Limited of our report dated April 29, 2021, with respect to the consolidated statement of financial position of Vasta Platform Limited as of December 31, 2020 and 2019, the related consolidated statements of profit and loss, other comprehensive income, changes in equity, and cash flows for the years ended December 31, 2020 and 2019 and the period from October 11, 2018 to December 31, 2018, and the related notes, which report appears in the December 31, 2020 annual report on Form 20-F of Vasta Platform Limited.

/s/ KPMG Auditores Independentes

São Paulo, São Paulo

April 29, 2021